Jassmin McIver-Jones
Assistant Vice President, Legal
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

June 23, 2023

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-270397; 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      SEC Accession No.: 0000726865-23-000186
       Request for Withdrawal of Registration Statement Pursuant to Rule 477
      Lincoln VULONE Focus

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln Life Flexible Premium Variable Life Account M (the “Separate Account”) hereby request the withdrawal of the above-referenced registration statement on Form N-6, filed with the Securities and Exchange Commission on March 9, 2023 (the “Registration Statement”).

The Registration Statement has not yet become effective. No securities were sold in connection with the Registration Statement. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The Company has decided not to offer the product filed under the Registration Statement at this time.

Should you have any questions regarding this request, please feel free to contact me at (336) 691-3892.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Assistant Vice President, Legal